Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen California AMT-Free Municipal Income Fund

811-21212



The Board of the above referenced Fund approved changes to the Funds investment policies regarding AMT Bonds. The
Fund added an AMT policy that the Fund will invest 100% of its managed assets in securities exempt from AMT. This is in addition to the existing and remaining AMT policy of maintaining at least 80% invested in AMT-exempt securities.